Filed Pursuant to
Rule 424 (b) (3)
Registration No. 333-157087

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 5 DATED APRIL 1, 2010

TO THE PROSPECTUS DATED AUGUST 6, 2009

This document supplements, and should be read in conjunction with, our prospectus dated August 6, 2009, as supplemented by Supplement No. 1 dated August 12, 2009, Supplement No. 2 dated November 20, 2009, Supplement No. 3 dated January 5, 2010 and Supplement No. 4 dated March 1, 2010, relating to our offering of up to $2,200,000,000 of shares of our common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	the refinancing of our indebtedness;

•	appointment of an independent director to our board of directors;

•	updates to the risks associated with our debt financing; and

•	the adoption by our board of directors of an amendment to our bylaws.

Status of Our Public Offerings

On August 11, 2006, we commenced our initial public offering of up to 85.0 million shares of common stock, of which 10.0 million shares were reserved for issuance through our distribution reinvestment plan. Our initial public offering ended on August 11, 2009. We raised gross offering proceeds of approximately $174.9 million from the sale of approximately 17.6 million shares in our initial public offering.

On August 12, 2009, we commenced a follow-on public offering of 220.9 million shares of common stock, of which 20.9 million shares of common stock are being offered under our distribution reinvestment plan. As of March 29, 2010, we had raised gross offering proceeds of approximately $29.4 million from the sale of approximately 2.9 million shares of common stock under our follow-on offering. As of March 29, 2010, approximately 197.1 million shares remained available for sale to the public in our follow-on offering, exclusive of shares available under our distribution reinvestment plan. Unless extended, our follow-on offering is expected to terminate on August 6, 2011.

As of March 29, 2010, we had received aggregate gross offering proceeds of approximately $204.3 million from the sale of approximately 20.5 million shares in our public offerings. After incurring approximately $18.1 million in selling commissions and dealer manager fees, approximately $2.5 million in other organization and offering expenses, and funding common stock redemptions of approximately $0.7 million pursuant to the share redemption program, as of March 29, 2010, we had raised aggregate net offering proceeds available for investment in properties of approximately $183.0 million, substantially all of which had been invested in timberland properties.

Refinancing of Indebtedness

The following disclosure supplements the disclosure contained in the section of the prospectus captioned “Timberland Investments – Mahrt Timberland – Financing”:

Financing

On October 9, 2007, we acquired the Mahrt Timberland from MeadWestvaco Corporation for a purchase price of approximately $400.0 million, exclusive of customary closing costs. We paid for the acquisition of the Mahrt Timberland through the delivery of a promissory note in the amount of approximately $398.0 million with a maturity date of October 9, 2027. This promissory note was supported by a deposit account and standby letter of credit issued by Wachovia Bank, N.A. in the amount of approximately $407.9 million. We funded the deposit account and paid transaction costs with proceeds obtained through a combination of $372.0 million of debt financing, $32.1 million from the sale of shares of our preferred stock to Wells REF, and $18.0 million from the sale of common stock in our initial public offering. The debt financing consisted of two loans, which we refer to as the senior loan and the mezzanine loan, respectively.

The senior loan was a first mortgage loan in the amount of $212.0 million for which CoBank, ACB, which we refer to as CoBank, was the administrative agent and collateral agent. The senior loan had a maturity date of September 9, 2010 and accrued interest at an adjustable rate based upon a one, two or three month LIBOR plus a margin that varied based upon the ratio of the amount of the senior loan to the value of collateral at the time of determination.

The mezzanine loan was a second mortgage loan in the original principal amount of $160.0 million for which Wachovia Bank, N.A. was the administrative agent and collateral agent. The mezzanine loan had a maturity date of April 30, 2010 and accrued interest at a fixed rate of 9.0% per year. The mezzanine loan was subject to mandatory prepayment from the proceeds of our initial public offering and, after reduction of the senior loan to a 40% senior loan to collateral value ratio, from the proceeds of sales or other dispositions of timber and the Mahrt Timberland.

As of March 24, 2010, the amounts due under senior loan and mezzanine loan were $201.9 million and $6.2 million, respectively.

On March 24, 2010, we, through one of our subsidiaries, entered into a five-year senior loan agreement for $211.0 million, which we refer to as the Mahrt loan, with CoBank and Wells Fargo Securities, LLC, which we refer to as Wells Fargo, serving as co-lead lenders, and CoBank serving as administrative agent. The Mahrt loan has a maturity date of March 24, 2015. Proceeds from the Mahrt loan were used to repay outstanding balances due on the senior loan and the mezzanine loan and to fund costs associated with closing the Mahrt loan. The Mahrt loan is secured by, among other things, a first priority security interest in the funds raised by our public offerings. We have guaranteed the Mahrt loan but on a limited basis that covers only losses incurred by CoBank or Wells Fargo up to the maximum amount that would not be considered a fraudulent conveyance under federal bankruptcy and applicable state laws. The Mahrt loan bears interest at an adjustable rate based on the one-, two- or three-month LIBOR, plus a margin that varies based upon the ratio of the amount outstanding on the loan to the value of the Mahrt Timberland at the time of determination. As of March 29, 2010, the interest rate for the Mahrt loan was 6.59%. Our leverage ratio, that is, the ratio of total debt to cost basis of timber assets prior to deducting depletion plus cash and cash equivalents, as of March 29, 2010, was approximately 51%. As of the same date, our debt-to-net assets ratio, defined as our total debt as a percentage of our total gross assets (other than intangibles) less total liabilities, was approximately 120%.

Appointment of Independent Director to the Board of Directors

On March 23, 2010, our board of directors approved the expansion of the board from five to six members and appointed George W. Sands to serve as an independent director to fill the vacancy. The board also appointed Mr. Sands as a member of each of the Audit Committee, the Nominating and Corporate Governance Committee, and the Operations Committee.

On March 23, 2010, we granted 2,500 shares of restricted common stock to Mr. Sands upon his appointment to the board of directors. One-third of the shares of restricted stock granted to Mr. Sands vested immediately, one-third vest on the first anniversary of the date of grant, and one-third vest on the second anniversary of the date of grant.

Update to Risks Associated with Debt Financing

The risk factors starting on page 32 of the prospectus, under the caption “Risk Factors – Risks Associated with Debt Financing,” is hereby updated and superseded with the following:

Continued disruptions in the financial markets and deteriorating economic conditions could also adversely affect our ability to secure debt financing on attractive terms and the values of investments we make.

The capital and credit markets have been experiencing extreme volatility and disruption for more than 18 months. Liquidity in the global credit market has been severely contracted by these market disruptions, making it costly to obtain new lines of credit or refinance existing debt. We expect to finance our investments in part with debt. As a result of the ongoing credit market turmoil, we may not be able to obtain debt financing on attractive terms. As such, we may be forced to use a greater proportion of our offering proceeds to finance our acquisitions and originations, reducing the number of investments we would otherwise make. If the current debt market environment persists, we may modify our investment strategy in order to optimize our portfolio performance. Our options would include limiting or eliminating the use of debt and focusing on those investments that do not require the use of leverage to meet our portfolio goals.

Economic conditions may have an impact on our business and financial condition in ways that we currently cannot predict.

The continued credit crisis and related turmoil in the global financial system may have an impact on our business and our financial condition. The credit crisis could have an impact on our interest rate swap agreements if our counterparties are forced to default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. We may be materially and adversely affected in the event of a significant default by one of our counterparties. In addition, depressed economic conditions could influence the levels of consumer spending and reduce the demand for goods produced from our wood, which would have a material adverse effect on our financial condition. Our ability to make future principal and interest payments on our debt depends upon our future performance, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control.

If we default on the terms of the Mahrt loan, stockholders who invest in us prior to the repayment of the loan could lose some or all of their investment.

We borrowed approximately $211.0 million to refinance the debt facilities that we used to partially fund the acquisition of the Mahrt Timberland on October 9, 2007 and which we must repay on or before March 24, 2015. The Mahrt loan is secured by, among other things, a first priority security interest in the funds raised in our public offerings. Our ability to repay the Mahrt loan is dependent upon our success in raising substantial funds pursuant to our public offerings. If the amount of proceeds we raise in our public offerings is less than the amount that we need to repay the Mahrt loan when due, then unless we are able to refinance the Mahrt loan or otherwise amend its terms, we will be in default under the Mahrt loan. If we default on the Mahrt loan, the lenders for such loan will be entitled to all of the proceeds of our offering, up to the amount of the Mahrt loan. If the lenders under the Mahrt loan foreclose upon their security interest in a substantial amount of proceeds of our offering, our existing stockholders could lose some or all of their investment and it would be unlikely that we would be able to meet our investment objectives or to raise additional capital in our current public offering or otherwise in order to continue our operations. We have guaranteed the Mahrt loan but on a limited basis that covers only losses incurred by CoBank or Wells Fargo up to the maximum amount that would not be considered a fraudulent conveyance under federal bankruptcy and applicable state laws.

The Mahrt loan obtained by us in connection with the refinancing of the loans used to fund the acquisition of the Mahrt Timberland prohibits us from paying distributions other than those required to maintain our REIT status or redeeming shares (except in cases of death or disability) until we attain certain financial performance measures.

The Mahrt loan agreement contains restrictive covenants that prohibit us from declaring, setting aside funds for, or paying any dividend, distribution, or other payment to our stockholders other than those distributions required by the Internal Revenue Code for us to maintain our REIT status, which is generally 90% of REIT taxable income. As a result, we will be unable to make discretionary payments or distributions (or set aside funds for any payments or distributions) to our stockholders until we have attained certain financial performance measures under the Mahrt loan. The Mahrt loan has a maturity date of March 2015. The Mahrt loan requires us to attain a ratio of less than 40% of the amount of the Mahrt loan to the value of the collateral at the time of determination in order for us to make discretionary distributions. Until the Mahrt loan is reduced to a loan-to-collateral value ratio of less than 40% and a fixed-charge coverage ratio of greater than 1.05:1.00 is attained, we are permitted to redeem shares only if the redemption is sought within two years of the death or qualifying disability of a stockholder under the plan.

We are likely to incur indebtedness which may increase our business risks and may reduce the value of a stockholder’s investment.

We have acquired, and in the future may acquire, real properties by borrowing funds. In addition, we may incur mortgage debt and pledge some or all of our real properties as security for that debt to obtain funds to acquire additional real properties. If we become qualified as a REIT, we may also borrow funds if needed to satisfy the REIT tax qualification requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. We may also borrow funds if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

Significant borrowings by us increase the risks of a stockholder’s investment. If there is a shortfall between the cash flow from properties and the cash flow needed to service our indebtedness, then the amount available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of a stockholder’s investment. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages or other indebtedness contains cross-collateralization or cross-default provisions, a default on a single loan could affect multiple properties.

High mortgage interest rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable interest rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans become due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue any insurance coverage that we may have, or replace our advisor. These or other limitations may limit our flexibility and our ability to achieve our operating plans.

Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

We have incurred significant indebtedness which accrues interest at a variable rate, and we may incur additional debt in the future. Interest we pay under the Mahrt loan and any other debt we incur will reduce our cash available for distributions. Additionally, if we incur additional variable-rate debt, increases in interest rates would increase our interest cost, which would reduce our cash flows and our ability to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of high interest rates, we could be required to sell one or more of our investments in order to repay the debt, which sale at that time might not permit realization of the maximum return on such investments.

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of stockholders’ investments.

Our charter does not limit us from incurring debt until our aggregate debt would exceed 300% of our net assets (generally expected to approximate 75% of the cost of our timber assets before adjustments for noncash reserves, depletion, amortization and depreciation), unless the excess borrowing over such level is approved by a majority of the independent directors and the excess borrowing is disclosed to stockholders in our next quarterly report following the borrowing, along with justification for the excess.

Our board (including the independent directors) unanimously approved our borrowing in excess of the 300% net assets limitation in order to obtain the senior loan and the mezzanine loan in connection with the acquisition of the Mahrt Timberland. This borrowing significantly increased our debt levels. Our debt obligations may cause us to incur higher interest charges on any additional debt incurred in the future and will result in higher debt service payments in order to service the higher debt levels. In addition, the terms of the Mahrt loan includes restrictive covenants such as the prohibition on paying cash distributions or redeeming shares until we achieve certain financial performance measures under the Mahrt loan (except for distributions required to maintain our status as a REIT, and except for those redemptions allowed in cases of death or qualifying disability). These factors limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders’ investments. While we intend to comply with the provisions of our charter, which require our independent directors to approve any borrowings in excess of 300% of our net assets, we have not established any fixed percentage of leverage that we will not exceed in the near-term, and we cannot assure stockholders that our independent directors will not approve any borrowings in excess of 300% of our net assets in the future.

Actions of our joint venture partners could reduce the returns on our joint venture investments and decrease stockholders’ overall return.

We may enter into joint ventures with third parties to acquire properties. We may also purchase properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment in real estate, including, for example:

•	the possibility that our co-venturer, co-tenant or partner in an investment might become bankrupt;

•	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals; or

•	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our stockholders’ returns.

Amendment of Bylaws

On March 23, 2010, our board of directors approved a First Amendment to our Second Amended and Restated Bylaws, which we refer to as our bylaws. The First Amendment, which was effective immediately upon approval, implemented certain changes requested by state securities administrators in connection with their review of this offering. The First Amendment clarifies that our sponsor, Wells Capital Inc., as well as each person selling common shares on our behalf, must make every reasonable effort to determine that the purchase of the common shares is a suitable and appropriate investment for the purchaser. The First Amendment also requires that if our assets are appraised in connection with a roll-up transaction (as defined in our charter), that appraisal must be filed as an exhibit to any prospectus filed with the SEC for the surviving entity of the roll-up transaction. The First Amendment requires the affirmative vote of a majority of stockholders to be amended.

SUPPLEMENTAL INFORMATION — The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated August 6, 2009 and Supplement No. 1 dated August 12, 2009, Supplement No. 2 dated November 20, 2009, Supplement No. 3 dated January 5, 2010, Supplement No. 4 dated March 1, 2010 and Supplement No. 5 dated April 1, 2010.

Supplement No. 1 includes:

•	the status of our public offerings;

•	increased suitability standards for investors in the State of Tennessee;

•	clarifications to certain risk factors;

•	clarifications to the disclosure in the section of the prospectus entitled “Business and Policies – Investment Objectives;” and

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission on August 7, 2009.

Supplement No. 2 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	revised suitability standards for investors in the States of Alabama and Arkansas;

•	a revision to a risk factor on the front cover of the prospectus;

•	a revision to the “Plan of Distribution – Subscription Procedures” disclosure regarding the automatic investment plan for Ohio investors;

•	a revision to the “Management – Legal Proceedings” disclosure regarding the Piedmont Office Realty Trust, Inc. litigation;

•	a revision to the “Risk Factors – Risks Associated with Debt Financing” and “Timberland Investments – Mahrt Timberland – Financing” sections of the prospectus;

•	the amendment and restatement of our distribution reinvestment plan;

•	the amendment and restatement of our independent directors compensation plan; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as filed with the Securities and Exchange Commission on November 13, 2009.

Supplement No. 3 includes:

•	the status of our public offerings;

•	the issuance and sale of additional shares of Series B preferred stock; and

•	a revision to the “Risk Factors – Risks Related to Our Corporate Structure” section of the prospectus.

Supplement No. 4 includes:

•	the status of our public offerings;

•

our offering of up to 11,398,963 shares of our common stock in a private placement pursuant to Regulation S under the Securities Act, which we refer to herein as the “2010 German offering.” The 2010 German offering is an unregistered offering being made solely to non-“U.S. persons,” and is separate and in addition to our ongoing, concurrent public offering; and;

•	an update regarding our indebtedness.

Supplement No. 5 includes:

•	the status of our public offerings;

•	the refinancing of our indebtedness;

•	appointment of an independent director to our board of directors;

•	updates to risks associated with our debt financing; and

•	the adoption by our board of directors of an amendment to our bylaws.